Exhibit 12-A

               Chrysler Financial Corporation and Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                            (dollars in millions)

                                         Six Months Ended June 30,
                                         -------------------------
                                              1997      1996
                                              ----      ----
                                                (unaudited)
Net earnings before cumulative effect of
 changes in accounting principles             $196      $199

 Add back:
  Taxes on income                              101       110
  Fixed charges                                408       434
                                              ----      ----
   Earnings available for fixed charges       $705      $743
                                              ====      ====


 Fixed charges:
  Interest expense                            $399      $427
  Rent                                           9         7
                                              ----      ----
   Total fixed charges                        $408      $434
                                              ====      ====


Ratio of earnings to fixed charges            1.73      1.71
                                              ====      ====



The ratio of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).